Neovasc Announces First Patient Enrollment in COSIMA Trial

VANCOUVER and MINNEAPOLIS -- via NewMediaWire - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the first patient has been enrolled in the COronary SInus Reducer for the Treatment of Refractory Microvascular Angina ("COSIMA") trial. The enrollment occurred at University Hospital, Mainz, Germany. The patient is an 82-year-old woman who suffers from severe Canadian Cardiovascular Society ("CCS") Class IV angina on a daily basis despite optimal medical treatment. The study is being led by Prof. Tommaso Gori, M.D., Ph.D., University Medical Center, Mainz, Germany.

COSIMA is a randomized controlled trial, supported by Neovasc, investigating the Neovasc Reducer™ ("Reducer") for the treatment of Microvascular Angina. The study will enroll up to 144 patients across multiple centers in Germany. The primary endpoint of the study is change in CCS angina class, a measure of chest pain severity and limitation, by two or more classes. Patients enrolled in the trial will be randomized to one of two groups: the treatment arm will receive the Reducer and continue with their optimized medications; the control arm will not receive the Reducer but will continue with their optimized medications. Patients will be followed for an initial period of six months to determine the outcomes of the two treatment strategies.

"Microvascular Angina is a common condition that affects millions of patients worldwide, and it disproportionately affects women," stated Helen Ullrich, M.D., University Medical Center, Mainz, Germany, who enrolled the first patient in the trial. "Preliminary case reports have suggested Reducer may be a beneficial treatment for microvascular angina. The COSIMA Trial is important because it will provide robust data on the performance of the Reducer in this important, underserved population."

There are millions of angiograms performed worldwide per year on patients experiencing angina symptoms. Studies suggest that up to 50% of the angiograms reveal no significant blockages in the large blood vessels of the heart, and of those patients without significant coronary blockages, almost half may have evidence of microvascular impairment. Microvascular angina can occur when the small blood vessels in the heart have increased resistance to blood flow and prevent sufficient oxygenated blood from reaching portions of the heart muscle. Patients with microvascular angina may require frequent hospitalizations, often undergo repeat invasive procedures, have an impaired quality of life and a poor prognosis.

Fred Colen, President and Chief Executive Officer of Neovasc, commented, "Microvascular angina is a burden for patients, physicians and healthcare systems worldwide. Neovasc is committed to continuing to generate evidence supporting the safety and efficacy of the Reducer therapy, which is the only device of its kind on the market today. We are pleased to support the consequential COSIMA study, and we wish to thank the investigators for their efforts to commence the trial."

Patients that meet all the inclusion criteria for the trial, including objective evidence of ischemia documented by non-invasive testing such as a cardiac stress test, that are not good candidates for traditional stenting or bypass surgery, and that have evidence of an elevated Index of Microvascular Resistance, are eligible for inclusion in the clinical trial.

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

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Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve,  but are not limited to, the number of patients expected to be enrolled in the COSIMA trial, the preliminary case reports suggesting the Reducer may be a beneficial treatment for microvascular angina, the Company's intention to continue to generate evidence supporting the safety and efficacy of the Reducer and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; 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risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.